Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

News Release

Strathcona Resources Ltd. Confirms Filing of Amended Offer for MEG Energy Corp. and Reaffirms Willingness to Enter into Supported Transaction Following Cenovus Energy Inc.'s Election Not to Match Strathcona's Superior Proposal

Calgary, Alberta (September 11, 2025) – Strathcona Resources Ltd. ("Strathcona") today announced the filing and mailing of its Notice of Variation, Change and Extension in connection with its offer (as varied, the "Amended Offer") to acquire all of the outstanding common shares ("MEG Shares") of MEG Energy Corp. (TSX: MEG) ("MEG") not already owned by Strathcona for 0.80 Strathcona shares per MEG Share. The Notice of Variation, Change and Extension has been filed with the Canadian securities regulators on SEDAR+ under MEG's profile at www.sedarplus.ca and posted on Strathcona's website alongside the Amended Offer presentation, which MEG and Strathcona shareholders are encouraged to review.

Strathcona Looks Forward to Engaging with the MEG Board on Supported Transaction

Since the agreement (the "MEG Board Deal") between MEG and Cenovus Energy Inc. ("Cenovus") was announced on August 22, 2025, Strathcona has been approached by and spoken to a substantial portion of the MEG shareholder base, from which feedback has been uniform: the MEG Board Deal meaningfully undervalues MEG and allows Cenovus to keep the vast majority of future upside for itself due to its cash-heavy consideration structure. This feedback led directly to the announcement of Strathcona's Amended Offer on September 8, 2025, to which feedback from MEG shareholders has been overwhelmingly positive to date.

Strathcona's Amended Offer is unequivocally superior to the MEG Board Deal in price and in terms, providing MEG shareholders with a substantial upfront premium to the MEG Board Deal while delivering more than 25% per share accretion to MEG shareholders on all key metrics through their 43% pro forma ownership of Strathcona. Strathcona’s Amended Offer reflects an 11% premium to the MEG Board Deal on the September 8, 2025 announcement date ($30.86 / MEG share vs. $27.79 / MEG share) and a 9% premium since the MEG Board Deal was announced on August 22, 2025 ($30.54 / MEG share vs. $28.02 / MEG share), in each case based on the volume-weighted average prices for Strathcona and Cenovus for the respective periods. Rather than crystalize value today, the Amended Offer provides MEG shareholders with ongoing exposure to the largest pure play oil company in North America without mines or refineries, with best-in-class profitability, growth and reserves life.

Following public announcements from Cenovus on September 10, 2025 that the MEG Board Deal represents its best and final offer, Strathcona today reaffirmed that it remains ready and willing to engage constructively and in good faith with the MEG board of directors to enter into a supported transaction, following the MEG board's confirmation that the Amended Offer is a superior proposal under the publicly filed MEG Board Deal arrangement agreement. Strathcona today also reaffirmed Waterous Energy Fund's ("WEF") willingness to enter into a mutually acceptable lock-up agreement to assuage any unfounded concerns around future selling of Strathcona shares by WEF.

About Strathcona

Strathcona is one of North America's fastest growing pure play heavy oil producers with operations focused on thermal oil and enhanced oil recovery. Strathcona is built on an innovative approach to growth achieved through the consolidation and development of long-life assets. Strathcona's common shares (symbol SCR) are listed on the Toronto Stock Exchange (TSX).

For more information about Strathcona, visit www.strathconaresources.com.

Investor inquiries:

info@strathconaresources.com

Media inquiries:

communications@strathconaresources.com

Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference in this news release unless expressly incorporated by reference.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Amended Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the original offer and accompanying take-over bid circular of Strathcona dated May 30, 2025 (the "Original Offer to Purchase and Circular"), the Notice of Variation, Change and Extension, and the letter of transmittal and notice of guaranteed delivery accompanying the Original Offer to Purchase and Circular (the "Offer Documents"). The Offer Documents contain important information about the Amended Offer and should be read in their entirety by MEG shareholders.

Additional Information About the Amended Offer and Where to Find It

In connection with the Amended Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Amended Offer. This news release is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed, or to be filed, with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Original Offer to Purchase and Circular, the Notice of Variation, Change and Extension, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Amended Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. The Registration Statement, Original Offer to Purchase and Circular, the Notice of Variation, Change and Extension, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Amended Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Forward-Looking Information

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, expectations relating to the Amended Offer and information concerning Strathcona's plans for MEG in the event the Amended Offer is successful; the expected accretion of the combined business on key metrics; the expectation that the combined company will have best-in-class profitability, growth and reserve life; and the expectation that the MEG Board Deal represents Cenovus' best and final offer to acquire MEG; WEF's assertion that they are willing to enter into a mutually acceptable lock-up agreement.

Although Strathcona believes that the expectations reflected by the forward-looking information presented in this news release are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the conditions of the Amended Offer will be satisfied on a timely basis in accordance with their terms; the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Amended Offer or otherwise, and to integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the anticipated synergies and other anticipated benefits of the Amended Offer will be realized in a manner consistent with Strathcona's expectations; future production rates and estimates of capital and operating costs of the combined company; the combined company's reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG's public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements, or otherwise; there will be no material changes to laws adversely affecting Strathcona's or MEG's operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona's and MEG's operations, including its financial condition and asset value, will remain consistent with Strathcona's current expectations. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. In particular, there are certain risks related to the consummation of the Amended Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that will be conducted and undertaken by Strathcona upon consummation of the Amended Offer) including, but not limited to: changes in general economic conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws (domestic and foreign); the risk of failure to satisfy the conditions to the Amended Offer; the risk that the anticipated synergies and other benefits of the Amended Offer may not be realized; the risk that actual operating results may differ significantly from projections and expectations; and the other risks described in Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca).

The forward-looking information contained in this news release is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

Third-Party Information

All information herein in respect to third parties has been obtained from the public disclosure of such third parties and has not been independently verified. While Strathcona does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Strathcona makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information.